Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For September 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82____________

Total pages: N. 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: September, 13th 2002

By: ______________________

Name: Angelo Novati
Title: Chief Financial Officer

List of exhibits regarding **FORM 6-K** for the month of September 2002 through September 13, 2002:

1) Press Release of September 4, 2002

Rome, 04 September 2002

RICCARDO PERISSICH APPOINTED AS CHAIRMAN. RESULTS FOR THE FIRST HALF OF 2002 APPROVED

· ECONOMIC AND FINANCIAL RESULTS IMPROVED · GROSS OPERATING PROFIT FOR THE INTERNET AREA CONFIRMED

SEAT PG GROUP

- Consolidated revenues amounted to Euro 871 million (+ 5.5% compared to the first half of 2001)
- Gross operating profit amounted to Euro 209 million (+46% compared to the first half of 2001)
- Operating profit before goodwill was about Euro 108 million (+113% compared to the first half of 2001)
- Debt decreased to Euro 784 million (Euro -138 million compared to year-end 2001)
- Net result: net loss was sharply reduced to Euro -14 million (Euro -77 million in the first half of 2001).

SEAT PAGINE GIALLE S.p.A

- Revenues: Euro 409 million (+5.2% compared to the first half of 2001)
- Gross operating profit: Euro 209 million (+17.7% compared to the first half of 2001)
- Operating income: Euro 100 million (+30.7% compared to the first half of 2001)

The Board of Directors of Seat Pagine Gialle, met today in Rome and, following the resignation of Mr. Enrico Bondi from his posts as Chairman and member of the Board of Directors, replaced him by co-opting Mr. Riccardo Perissich, appointing him Chairman. The Board expressed its sincere gratitude to Mr. Bondi for his work on behalf of the company.
The Board of Directors also approved the Group's half-year report for 2002.

Despite the particularly difficult situation of the Italian advertising market that declined more than 4%, consolidated revenues topped Euro 870 million, up 5.5% compared to the first half of 2001*, equal to a growth of 2.6% based on the same consolidation area.

During the six-month period, the management focused on enhancing efficiency, streamlining the structure and businesses and developing synergies among different business areas. In fact, all areas, including the Internet business area, reached a gross operating profit, with the only exception of the TV area, which is still undergoing a streamlining and relaunching phase.
Consolidated gross operating profit increased, reaching Euro 209 million, up 46% compared to Euro 143 million in the period from January-June 2001*, and a ratio of about 24% to revenues (17% in the first half of 2001).

Consolidated gross operating income before amortization of goodwill was about Euro 108 million (+113% compared to the first half of 2001*). Operating income was also positive for Euro 19 million, compared to the loss of Euro 42 million posted in the first half of 2001*.
A significant operating improvement is expected for this financial year compared to the previous year, with a further acceleration in the second half of the year thanks to the seasonality of the Directories Area, which generates over 60% of revenues in the second half of the year.
After net financial expenses of Euro 43 million, the consolidated statement of income closed with a pre-tax result negative by Euro 40 million. This is a significant improvement compared to a loss of Euro 98 million in the first half of 2001. Net loss attributable to the Group amounted to Euro 14 million (77 million in the first half of 2001).
Operating free cash flow reached Euro 122 million (Euro -258 million in the first half of 2001), significantly contributing to reducing consolidated net financial debt to Euro 784 million, compared to Euro 922 million at the end of 2001.

Work continued to achieve a leaner corporate structure for the Group. As a result, the number of operative companies dropped from over 200 to 143. In the first six-month period, after the transfer of Mondus, several stakes in the Internet business were also divested. After the end of the six-month period, in July and August the sale of Datahouse and of the stake held in the closed-end investment fund Wisequity were finalized. The financial effects of these most recent transfers will be reflected in the report for the second half of the year.
At the end of the six-month period Group personnel decreased from 9264 at December 31, 2001 to 8300.

* The statement of income for the first half of 2001 was reclassified to adapt it to the format used by the Telecom Italia Group, including among operating costs several one-time expenses that were previously entered below the operating results. Due to the adoption of this new format, the consolidated gross operating profit for the first half of 2001 thus came to Euro 143.5 million (compared to Euro 151.4 million reported in the half-year report of the Seat Pagine Gialle Group for 2001), operating profit before the amortization of goodwill came to Euro 50.7 million (as opposed to Euro 64 million) and the operating result came to a negative Euro 41.8 million (against a loss of Euro 32.6 million).
These differences are merely a result of the reclassification of the statement of income and were thus perfectly offset by reduced financial expense and reduced charges for extraordinary items.

Seat Pagine Gialle S.p.A.

Revenues of Seat PG S.p.A. for the first half of 2002 were Euro 459 million (+5.2% compared to the first half of 2001). Gross operating profit was Euro 209 million, up 17.7% compared to the same period of the previous year, with a ratio of 45.3% to revenues (40.6% in the first half of 2001). Operating income was Euro 100 million, up 30.7% (Euro 77 million in the first half of 2001), whereas net result was negative by Euro 8 million (in the first half of 2001 the loss amounted to Euro 64 million).

§

Performance of the Business Areas

The difficult trend of the advertising market did not prevent the Directories area from posting sales of approximately Euro 456 million, up 4.6% compared to the same period in 2001. This marks a significant improvement in profitability, with an increase in gross operating profit from 46% to 51%. The growth of Pagine Gialle On Line and of the recently marketed products, as well as the 5.8% increase in revenues posted by Thomson – due largely to the development of its customer base – are especially important.
The streamlining process of the Internet businesses and the development of ADSL services made it possible for the Area to generate a gross operating profit (about Euro 1 million for the six-month period) for the second consecutive quarter, despite the advertising costs tied to the launch of the new range of Internet access products. Seat is the only Internet operator listed on the stock exchange that succeeded in achieving this result. Based on comparable terms (taking into account that some of the companies that have been divested or are being divested were excluded from the consolidation area for 2002), revenues are essentially stable compared to the first half of 2001 and amount to Euro 66 million. At the end of June, active users at 45 days reached the number of 1.98 million (274,000 of them are ADSL subscribers), and the preliminary results of the launch of Virgilio Presenza and PG Net the new products offering space on the Virgilio search engine for a fee – were satisfactory.
Revenues in the Office Products & Services area (Gruppo Buffetti) for the first half of the year amounted to Euro 147 million, up 16% compared to the first half of 2001 (in comparable terms, this item increased by about 12%), while revenues reached Euro 41 million (+8%) in the Television area (La7 – MTV Italia), Euro 79 million (-3.9%) in the Directory Assistance area, and Euro 80 million (+25% as a result of the expanded consolidation area) in the Business Information area.

§

Significant choices for Corporate Governance

In keeping with the decision of the parent company to strengthen its Rules of Corporate Governance to make them even more efficient and aligned with the best international practices and the new regulations issued by the Regulator, the Board of Directors has approved a set of behavioral principles concerning the procedures for conducting operations with correlated parties, first and foremost the directors and statutory auditors. The principles also cover intra-group transactions.
These principles of behavior focus in particular on guaranteeing effective fairness as well as procedural and essential transparency in this area, while also ensuring the joint responsibility of the entire Board of Directors in its decision-making process.
At the same time, a specific procedure was followed to formalize the internal regulations – as provided for by Article 150, paragraph 1, of the T.U.F. (Consolidated Financial Act) – for obtaining the most detailed information on operations with correlated parties, the most important economic, financial and equity transactions, and any atypical or unusual operations, and then submitting this information to the Board of Statutory Auditors.
The procedures and principles will be detailed at the Website www.seat.it.

§

On Thursday, September 5 at 2.30 pm (Italian time), a conference call will be held to present half-year results of the Group and of the Parent Company to the financial community.
Journalists can attend the conference call by calling the number:

06 33168 (from Italy)
+39 06 33168 (from abroad)
then press * and 0

Downloads:
Consolidated operating performance, reclassified consolidated financial position and reclassified Seat S.p.A. financial position

CONSOLIDATED OPERATING PERFORMANCE

(in millions of euros)	First half 2002	First half 2001	Change absolute	Change %
SALES OF GOODS AND SERVICES	871	825	46	5,5
TOTAL PRODUCTION VALUE	879	838	41	4,9
Raw materials and external services	(490)	(524)	34	
Labour cost	(180)	(171)	(9)	
GROSS OPERATING PROFIT	209	143	66	46,2
% of revenues	*24,0*	*17,4*		
Amortization and depreciation	(49)	(56)		
Other valuation adjustments	(35)	(24)		
Provisions to reserves for risks and charges	(13)	(11)		
Other income/expense, net	(3)	(1)		
OPERATING RESULT BEFORE NON-OPERATING AMORTIZATION	108,0	51	57	113,1
% of revenues	*12,4*	*6,1*		
Amortization of goodwill and consolidation differences	(89)	(93)	4	
OPERATING RESULT	19	(42)	61	(145,6)
% of revenues	*2,2*	*(5,1)*		
Financial income/expense, net	(43)	(26)		
Value adjustments of financial assets	(7)	(30)		
Extraordinary income/expense, net	(9)			
Income taxes	(14)	4		
Result of minority interests	40	17		
NET RESULT FOR THE PERIOD	(14)	(77)	63	
% of revenues	*(1,6)*	*(9,3)*		

RECLASSIFIED CONSOLIDATED FINANCIAL POSITION

(in millions of euros)	at 30.06.2002	at 31.12.2001	Change
FIXED ASSETS	2.009	2.223	(214)
WORKING CAPITAL	367	326	41
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	(53)	(52)	(1)
NET INVESTED CAPITAL	2.323	2.497	(174)
STOCKHOLDERS' EQUITY OF THE GROUP	1.534	1.556	(22)
MINORITY INTEREST IN STOCKHOLDERS' EQUITY	5	19	(14)
TOTAL STOCKHOLDERS' EQUITY	1.539	1.575	(36)
NET INDEBTEDNESS	784	922	(138)
TOTAL	2.323	2.497	(174)

Information by Business Area

(euro/mln)		Directories	Directory Assistance	Internet	Office Products & Services	Business Information	Television	Professional Publishing	Aggregate Total	Other activities and eliminations	Consolidated Total
Sales of goods and services	First half 2002	456,0	79,3	65,0	146,7	79,6	41,5	15,7	884,6	(13,9)	870,7
	First half 2001	435,8	62,5	71,8	126,4	63,7	38,4	15,0	833,6	(8,3)	825,3
	Fiscal year 2001	1,143,2	167,7	145,3	257,1	154,4	61,5	33,8	1.986,8	(29,3)	1.957,5
Gross Operating Profit	First half 2002	232,7	5,2	1,2	8,5	5,6	(23,7)	1,0	231,5	(22,3)	209,2
	First half 2001	201,9	(13,3)	(29,5)	9,3	9,5	(21,8)	0,7	156,8	(13,2)	143,6
	Fiscal year 2001	586,5	(11,5)	(60,9)	16,1	6,6	(74,9)	3,9	468,0	(24,3)	443,7
Operating Result before non-operating amortization	First half 2002	180,4	(4,5)	(16,0)	7,4	(0,3)	(31,6)	0,3	133,5	(25,4)	108,1
	First half 2001	159,1	(20,8)	(50,7)	6,1	(0,7)	(24,6)	0,3	68,7	(18,0)	50,7
	Fiscal year 2001	494,9	(32,4)	(113,2)	9,1	(10,4)	(93,2)	2,3	257,1	(38,0)	219,1
Operating Result	First half 2002	130,4	(14,4)	(25,5)	5,5	(7,2)	(43,1)	(1,3)	44,4	(25,3)	19,1
	First half 2001	109,0	(30,9)	(58,8)	4,4	(7,1)	(39,7)	(0,8)	(23,0)	(17,8)	(41,8)
	Fiscal year 2001	394,7	(52,3)	(128,6)	6,2	(29,8)	(119,8)	(0,3)	68,8	(38,0)	30,8
Net Invested Capital	30/06/02	1,380,8	175,4	110,7	140,2	137,7	182,2	31,5	2.168,5	154,8	2.323,3
	30/06/01	1,596,0	165,6	59,3	139,2	168,0	215,3	28,0	2.381,4	171,8	2.553,2
	31/12/01	1.490,9	174,8	115,1	161,3	147,4	158,8	34,1	2.283,4	214,2	2.497,6
Investments:											
- industrial	First half 2002	8,4	2,3	5,4	2,3	3,9	7,3	0,1	29,7		29,7
	First half 2001	25,1	8,8	25,2	2,6	8,9	7,7	0,5	78,6	0,0	78,5
	Fiscal year 2001	43,2	18,9	54,2	5,9	6,4	41,0	0,4	172,0	3,1	175,1
- goodwill	First half 2002		2,8	0,4		3,6			6,8		6,8
	First half 2001	2,4	21,4	0,6	17,9	10,5	66,3	14,8	133,7		133,7
	Fiscal year 2001	3,2	22,1	20,3	22,0	43,7	70,5	21,6	203,4		203,4
Employees end of period (un)	30/06/02	2.209	3.190	808	521	892	588	158	8.165	135	8.300
	30/06/01	2.283	4.096	922	285	553	635	136	8.611	82	8.993
	31/12/01	2.281	3.775	981	495	912	569	163	9.166	98	9.264

SEAT S.P.A. OPERATING PERFORMANCE

(In millions of euros)	First half 2002	First half 2001	Change absolute	Change %
SALES OF GOODS AND SERVICES	459	437	22	5,2
TOTAL PRODUCTION VALUE	461	438	23	5,1
Raw materials and external services	(201)	(217)	16	
Labour cost	(51)	(44)	(7)	
GROSS OPERATING PROFIT	209	177	32	17,7
% of revenues	*45,3*	*40,4*		
Amortization and depreciation	(23)	(29)		
Other valutation adjustments	(29)	(16)		
Provisions to reserves for risks and charges	(12)	(11)		
Other income/expense, net	(3)	(2)		
OPERATING RESULT BEFORE NON-OPERATING AMORTIZATION	142,8	119	23	19,8
% of revenues	*30,9*	*27,1*		
Amortization of goodwill and consolidation differences	(42)	(42)		
OPERATING RESULT	100	77	23	29,9
% of revenues	*21,8*	*17,5*		
Financial income/expense, net	(14)	(3)		
Value adjustments of financial assets	(83)	(136)		
Extraordinary income/expense, net	(2)	(2)		
Income taxes	(9)			
NET RESULT FOR THE PERIOD	(8)	(64)	56	
% of revenues	*(1,8)*	*(14,6)*		

RECLASSIFIED SEAT SP.A. FINANCIAL POSITION

(in millions of euros)	at 30.06.2002	at 31.12.2001	Change
FIXED ASSETS	1.724	1.734	(10)
WORKING CAPITAL	253	229	24
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	(31)	(31)	
NET INVESTED CAPITAL	1.946	1.932	14
STOCKHOLDERS' EQUITY	1.633	1.641	(8)
NET INDEBTEDNESS	313	291	22
TOTAL	1.946	1.932	14

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. SEAT's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;
- the continuing impact of increased competition, including the entry of new competitors;
- the continued development of Internet usage in Italy;
- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;
- the impact of the events of September 11, 2001, on SEAT's international business and on its investments and capital expenditures;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;
- the continuing impact of rapid changes in technologies;
- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;
- the Group's ability to realize the benefits of the merger with Tin.it;
- SEAT's ability to implement successfully its Internet strategy; and
- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.